UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2016
001-35878
(Commission File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Proposed Amendment of Intelsat Jackson Holdings S.A. Senior Secured Credit Facilities
On February 29, 2016, Intelsat Jackson Holdings S.A., an indirect wholly-owned subsidiary of Intelsat S.A. (“Intelsat Jackson”), contacted the lenders under the credit agreement governing its senior secured credit facilities seeking an amendment to such credit facilities to, among other things, permit second lien pledges by Intelsat (Luxembourg) S.A. over the capital stock of Intelsat Jackson.  The proposed amendment also includes technical changes confirming Intelsat Jackson's existing ability to refinance term loans under such credit agreement at certain times with other first lien debt.  The proposed amendment also provides that after the proposed amendment becomes effective, if Intelsat Jackson raises at least $450 million of gross cash proceeds of first lien debt, the revolving credit commitment under such credit agreement will be reduced (to the extent not already reduced) to $350 million.
The proposed amendment of Intelsat Jackson’s senior secured credit facilities is subject to market and other conditions, and there can be no assurance that Intelsat Jackson will be able to enter into the amendment as described or at all.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2016	INTELSAT S.A.

	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer

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